UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108(1)

(CUSIP Number)

Ming Shu Leung

58.com Holdings Inc.
Building 105, 10 Jiuxianqiao North Road Jia
Chaoyang District, Beijing 100015
People’s Republic of China
+86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing thirty Class A ordinary shares, par value US$0.0001 per share.

CUSIP No. 91818X108	AMENDMENT NO. 4 TO SCHEDULE 13D	Page 2 of 8

(1)	Name of Reporting Persons 58.com Holdings Inc.
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 64,218,026(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 64,218,026(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 64,218,026(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 2.0%(3)
(14)	Type of Reporting Person (see instructions) CO

(2)	Represent (i) 64,218,000 Class A Ordinary Shares represented by ADSs beneficially owned by the Reporting Person, and (ii) 26 Class A Ordinary Share beneficially owned by the Reporting Person.
(3)	Percentage ownership is calculated based on 3,156,223,997 shares outstanding as of July 27, 2022, comprising of (i) 1,329,699,851 Class A Ordinary Shares, (ii) 40,809,861 Class B ordinary shares and (iii) 1,151,221,338 senior convertible preferred shares, which can be converted into 1,785,714,285 Class A Ordinary Shares at the then applicable conversion price, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended March 31, 2022, filed with the United States Securities and Exchange Commission (the “Commission”) on August 1, 2022.

CUSIP No. 91818X108	AMENDMENT NO. 4 TO SCHEDULE 13D	Page 3 of 8

(1)	NAME OF REPORTING PERSON: 58.com Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,218,026(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 64,218,026(4)
	10.	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,218,026(4)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(5)
(14)	TYPE OF REPORTING PERSON CO

(4)	Represent (i) 64,218,000 Class A Ordinary Shares represented by ADSs beneficially owned by the Reporting Person, and (ii) 26 Class A Ordinary Share beneficially owned by the Reporting Person.
(5)	Percentage ownership is calculated based on 3,156,223,997 shares outstanding as of July 27, 2022, comprising of (i) 1,329,699,851 Class A Ordinary Shares, (ii) 40,809,861 Class B ordinary shares and (iii) 1,151,221,338 senior convertible preferred shares, which can be converted into 1,785,714,285 Class A Ordinary Shares at the then applicable conversion price, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended March 31, 2022, filed with the United States Securities and Exchange Commission (the “Commission”) on August 1, 2022.

CUSIP No. 91818X108	AMENDMENT NO. 4 TO SCHEDULE 13D	Page 4 of 8

Item 1.	Security and Issuer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on June 19, 2019 (the “Initial Filing,” as amended by Amendment No. 1 filed by the Reporting Persons on October 13, 2020, Amendment No. 2 filed on July 16, 2021 and Amendment No. 3 filed on July 20, 2022, the “Original Schedule 13D” and as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing, 100029, People’s Republic of China. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated by the following:

(a)	This Schedule 13D is being filed on behalf of the following persons pursuant to Rule 13d-1 under the Act:
58.com Holdings Inc.
58.com Inc.
(collectively, the “Reporting Persons”)
(b)	The Reporting Persons’ business address is Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.
(c)

The principal business of 58.com Holdings Inc. is investments. The name, business address, present principal occupation or employment and citizenship of each of the directors of 58.com Holdings Inc. are set forth on Schedule A hereto and are incorporated herein by reference.

58.com Holdings Inc. is a wholly owned subsidiary of 58.com Inc. 58.com Inc. operates an online marketplace for classifieds in China, enabling local business and consumer users to connect, share information and conduct business. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of 58.com Inc. are set forth on Schedule B hereto and are incorporated herein by reference.

(d) – (e)	During the last five years, the Reporting Persons, and to the best knowledge of the Reporting Persons, the persons listed on Schedule A and Schedule B hereto: (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	58.com Holdings Inc. is a business company incorporated under the laws of the British Virgin Islands. 58.com Inc. is an exempted company incorporated under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following:

During the period since the filing of the Amendment No. 3, 58.com Holdings Inc. has disposed of an aggregate of 119,277,120 Class A Ordinary Shares represented by ADSs on the open market, as a result of which each Reporting Person ceased to beneficially own more than five percent of the Class A Ordinary Shares of the Issuer. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

CUSIP No. 91818X108	AMENDMENT NO. 4 TO SCHEDULE 13D	Page 5 of 8

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

(a)-(b)

The responses to rows (7) through (13) of the cover page of this Amendment are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 3,156,223,997 shares outstanding as of July 27, 2022, comprising of (i) 1,329,699,851 Class A Ordinary Shares, (ii) 40,809,861 Class B ordinary shares and (iii) 1,151,221,338 senior convertible preferred shares, which can be converted into 1,785,714,285 Class A Ordinary Shares at the then applicable conversion price, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended March 31, 2022, filed with the United States Securities and Exchange Commission (the “Commission”) on August 1, 2022.

Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. The Class A Ordinary Shares, Class B ordinary shares and senior convertible preferred shares, which are convertible into Class A Ordinary Shares, vote together as a single class on all matters submitted to a vote of the Issuer’s shareholders, except as may otherwise be required by law. Class B ordinary shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

Except as disclosed in the Schedule 13D, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c)	Except as disclosed in the Schedule 13D, none of the Reporting Persons effected any transaction in the Class A Ordinary Shares during the past 60 days.

(d)	Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. 91818X108	AMENDMENT NO. 4 TO SCHEDULE 13D	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2023

58.com HOldings Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director

58.com Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director

SCHEDULE A

Director of 58.com Holdings Inc.

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Jinbo Yao	Director	Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China	People’s Republic of China

SCHEDULE B

Directors and Executive Officers of 58.com Inc.

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
YAO Jinbo	Chairman and Chief Executive Officer	*	People’s Republic of China
ZHANG Chi (Eric)	Non-executive Director	Suite 5704-07, Two IFC, 8 Finance Street, Central, Hong Kong	Hong Kong Special Administrative Region
Zhen Wei	Non-executive Director	45/F, HKRI Center One, HKRI Taikoo Hui, No. 288 Shimen Yi Road, Shanghai 200041, China	Hong Kong Special Administrative Region
LIN Ching-hua	Non-executive Director	No. 12, Alley 26, Lan 211, Qinshan Road Xindian District, New Taipei City, Taipei, Taiwan	Taiwan
JIANG Tianyi	Non-executive Director	Unit 2501, Alley No. 8, 989 Xikang Road, Shanghai, China	Hong Kong Special Administrative Region
LEUNG Ming Shu Vince	Chief Financial Officer	*	Hong Kong Special Administrative Region
XIANG Minghui	Chief People Officer	*	People’s Republic of China

*	Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China